Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

August 14, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201) Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on July 17, 2015, regarding Post-Effective Amendment No. 132 to the Registration Statement on Form N-1A for the Direxion Daily Homebuilders Bull 2X Shares, Direxion Daily Homebuilders Bear 2X Shares, Direxion Daily Homebuilders Bull 3X Shares and the Direxion Daily Homebuilders Bear 3X Shares (each a “Fund” and collectively the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on May 27, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectuses (All Funds, As Applicable)

1.

The Staff notes that the Funds’ names may not capture the holdings of the Funds’ underlying indices in industries other than homebuilding, such as homebuilding supplies. Please consider changing the name of each Fund to include “Supplies”.

The Trust responds by changing the name of the Funds such that “& Supplies” has added to each Fund’s name. Each Fund’s name will be as follows:

Direxion Daily Homebuilders & Supplies Bull 2X Shares

Direxion Daily Homebuilders & Supplies Bear 2X Shares

Direxion Daily Homebuilders & Supplies Bull 3X Shares

Direxion Daily Homebuilders & Supplies Bear 3X Shares

2.

In the first paragraph of the Funds’ Principal Investment Strategies section, please consider modifying the Funds’ investment strategy to more clearly indicate that the Funds may invest in ETFs and execute swaps on such ETFs.

Securities and Exchange Commission

August 14, 2015

The Trust responds by modifying the disclosure accordingly.

3.

Please consider revising the description of each Fund’s underlying index in each Fund’s Principal Investment Strategy section to more clearly explain the industries that are included in the Funds’ underlying index besides homebuilding. For instance, please consider modifying the following sentence: “The Index is provided by Standard & Poor’s (the “Index Provider”) and includes domestic companies from the homebuilding industry.”

The Trust responds by revising the investment strategy and index description for each Fund.

4.

Please consider revising the Funds’ Principal Investment Strategy to more specifically state the sector or sub-sectors in which the Funds may concentrate their investments as a result of tracking their underlying indices.

The Trust responds by revising the investment strategy accordingly.

5.	Please consider revising the Funds’ Principal Investment Risks to include risks associated with the sub-industries included in the underlying indices, such as a retail industry risk.

The Trust responds by revising the risk disclosure accordingly.

6.	Please clarify whether “homebuilding” is the industry, sub-industry or sector.

The Trust responds by confirming that homebuilding is an industry and has identified it as such throughout the registration statement.

7.	Please confirm that Industrial Sector Risk is a primary risk of the Funds.

The Trust confirms supplementally that Industrial Sector Risk is a primary risk of the Funds.

8.

Please confirm that Mid-Capitalization Company Risk is a primary risk of the Funds and consider expanding this risk to include “Small-Capitalization Company Risk”, as certain companies included in the underlying indices may have a market capitalization of $500 million which is generally considered to be in the small capitalization range.

The Trust responds by revising the primary risk to include “Small and/or Mid-Capitalization Company Risk.”

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Securities and Exchange Commission

August 14, 2015

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,
Direxion Shares ETF Trust
/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC